PEOPLES BANCORPORATION, INC.
1818 East Main Street
Easley, South Carolina 29640

August 31, 2011

U. S. Securities and Exchange Commission
Division of Corporation Finance
Attn:  Christian Windsor
100 F. Street N.E.
Washington, D. C. 20549

RE:         Peoples Bancorporation, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 12, 2011
File No. 000-20616

Dear Mr. Windsor,

The following is in response to the letter dated July 29, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings listed above for Peoples Bancorporation, Inc. (the “Company”).  Included below in bold is the text of the Staff’s comments followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010
Types of Loans, page 9
1.
To help an investor better understand the types of loans you offer and the related underwriting standards you adhere to, please tell us and expand your disclosure in future filings (by portfolio segment or class) to discuss key standards you follow, such as, minimum loan-to-value ratios (LTVs) as well as other credit documentation requirements.

Below are descriptions of the Company’s loan categories.

Commercial. Commercial loans are available to various types of businesses such as manufacturing, service industry and professional services and are made on either a secured or an unsecured basis.  When taken collateral usually consists of liens on receivables, equipment, inventories, furniture, fixtures and equipment (“FF&E”), and cash instruments.  Unsecured commercial loans are characteristically short-term in duration and based on the financial strength of the borrowing entity and guarantors and low debt-to-worth ratios. Commercial lending involves significant credit risk because repayment usually depends on the cash flows generated by a borrower’s business, and the debt service capacity of a business can deteriorate as a result of downturns in economic conditions.  To control risk, these loans require more in-depth underwriting of past and future expected cash flows and other indicators of the borrower’s ability to repay on a timely basis.  The borrower must provide at least two years of financial statements and tax returns of the borrower and any guarantors, as well as projections of expected business results of the borrower.  Annual financial statements and tax returns are also required during the life of each loan.  The Company typically advances 75% to 80% of the value of marketable equipment, and 50% to 70% on receivables, inventories and FF&E.  Valuations of the receivables and inventories are required either quarterly or annually.

Residential Real Estate. Residential real estate loans consist mainly of first and second mortgage loans on single family homes, with some multifamily homes.  These real estate loans involve credit risk since the repayment of residential real estate loans is dependent primarily on the income of the borrowers, with real estate serving as a secondary or liquidation source of repayment, which involves the risk of negative changes in the value of the underlying collateral.  The Company does not originate high-risk mortgage loans such as so-called option ARMs and loans with high loan-to-value ratios without requiring the purchaser to obtain private mortgage insurance.

Commercial Real Estate.  Commercial real estate loans generally have terms of five years or less, although payments may be structured on a longer amortization basis.  The Company evaluates each borrower on an individual basis and attempts to determine the business risk and credit profile of each borrower.  The Company attempts to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. Generally a borrower is required to have cash flow exceeding 115% of monthly debt service obligations.  In order to ensure secondary sources of payment and liquidity to support a loan request, typically the personal financial statements and tax returns of the principal owners are reviewed, and often their personal guarantees are required.

Construction. Construction loans characteristically consist of the financing of one-to-four family dwellings and some nonfarm, nonresidential real estate for certain builder borrowers or the end-user of the construction project.  The lesser of loan-to-cost and loan-to-value is generally restricted to 80% and permanent financing commitments are usually required prior to the advancement of loan proceeds.  Construction loans generally carry a higher degree of credit risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and sometimes on the sale of the property.  Specific risks are derived from cost overruns, mismanaged construction, inferior or improper construction techniques, economic changes or downturns during construction, rising interest rates which may prevent the sale of the property, and failure to sell completed projects in a timely manner.  In an attempt to reduce risk associated with construction loans, we require in-depth underwriting to include an analysis of the project cost, plans and marketability of the ending collateral.

Consumer and other.  The Banks make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit.  Consumer loans are underwritten based on the borrower’s income, existing debt level, past credit history, and the availability and value of collateral.  Interest rates are fixed and terms are commensurate with the use of the funds and collateral provided.  Typically installment loans amortize over periods up to 60 months.  Consumer loans are offered with a single maturity date when a specific source of repayment is available.  Monthly payments of interest and a portion of the principal are typically required on revolving loan products.  Consumer loans are generally considered to have greater credit risk than first or second mortgages on real estate because they may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate.

The Company will disclose the features of each loan category and their respective underwriting standards in future filings.

Non-Performing Loans and Real Estate Acquired in Settlement of Loans, page 11
2.
We noted that 90.8% of your non-accruing loans were secured by real estate at December 31, 2010.  Please tell us and expand future filings to disclose how often you obtain updated appraisals for your collateral dependent loans and describe any adjustments, if any, you make to appraised value including those made as a result of outdated appraisals.  Also, describe how you consider the potential for outdated appraisals in your determination of the allowance for loan losses.

The Banks utilize third-party appraisers to determine the fair value of collateral-dependent loans.  Our current loan appraisal policy requires the Banks to obtain updated appraisals or evaluations on an annual basis.  These documents are also reviewed for compliance with banking regulations.  If any adjustments are needed, reductions are made to include projected market expenses to liquidate the collateral.  Due to the timeliness of the appraisal process, there are no additional considerations for outdated appraisals taken in the allowance for loan losses.

The Company will disclose the appraisal frequency of collateral-dependent loans, and will describe any adjustments made to appraised value, in future filings.

Impaired Loans, page 12
3.
Please expand future filings to present the amount of TDRs for each of the last five years and the interim period with regard to the March 31, 2011 Form 10-Q pursuant to Item III C (1) (c) of Guide III.

The Company will expand future filings to include the amount of TDRs as requested above.

Provision and Allowance for Loan Losses, Loan Loss Experience, page 13
4.
We note your allowance for loan loss allocation table presented on page 15.  Please tell us and expand future filings to present the allocation of the allowance for loan losses for each of the last five years pursuant to Item IV.B of Guide III.

The following table summarizes the allowance for loan loss balances of the Company at the end of each period by loan category.

Allocation of Allowance for Loan Losses
	Amount	% of Loans in each Loan Group	Amount	% of Loans in each Loan Group	Amount	% of Loans in each Loan Group	Amount	% of Loans in each Loan Group
Balance at end of period applicable to:	2010		2009		2008		2007

Commercial	$513	8%	$527	8%	$747	11%	$1,368	11%
Residential real estate	1,086	31%	1,136	29%	938	31%	969	26%
Commercial real estate	5,628	57%	5,314	57%	5,500	28%	1,102	26%
Commercial construction	527	2%	15	4%	996	26%	176	33%
Consumer and other	165	2%	439	2%	1,036	4%	695	4%
Total	$7,919	100%	$7,431	100%	$9,217	100%	$4,310	100%

Information for 2006 is not available because a different allocation methodology was used by the Company at that time

In addition, the allowance for loan losses is available to absorb future loan charge-offs in the entire loan portfolio.  The allowance is increased by provisions charged to operating income and by any recoveries of loans that were previously charged off.  The allowance is decreased by aggregate loan balances that are deemed uncollectible during the year.

The Company will expand the allowance for loan loss allocation table to cover five years in future filings.

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies and Activities
Loans and Interest on Loans, page 57
5.
Please tell us and expand future filing to disclose your policy for the treatment of related fees and costs on loans, including the method of amortizing net deferred fees or costs pursuant to ASC 310-10-50-2 (d).  Also, disclose the net unamortized fees and costs pursuant to ASC 310-10-50-4.

The Company performs an ongoing evaluation of nonrefundable loan origination fees over the life of the loan as an adjustment to yield, and an evaluation of direct loan origination costs over the life of the loan as a deduction of the loan’s yield.  These costs include only the direct costs which would not have been incurred had the lending transaction not occurred.  This evaluation resulted in a net cost deferral of approximately $126,000 as of December 31, 2010, which the Company elected not to amortize due to its immateriality.

The Company will include the treatment of related loan fees and costs in future filings.
6.
Please tell us and expand the disclosure in future filings to disclose your accounting policy with regard to restructured loans (classified TDRs), including how and when a restructured loan is determined to be non-accrual or accrual (i.e., non-interest accruing or interest accruing); the factors you considered in determining whether the loan should accrue interest; the anticipated period and number of borrower payments for a restructured loan to return to accrual status; and whether any loan loss allowance has been recorded or any portion of the loan loss has been charged off.

It is the Banks’ policy that a restructured loan which was on non-accrual status prior to being restructured remain on non-accrual status until six months of satisfactory borrower performance has been experienced, at which time management would consider its return to accrual status.  Loans that are considered TDRs are classified as performing, unless they are either on non-accrual status or greater than 90 days delinquent, in which case they are considered as non-performing.  The balance of nonperforming TDRs was $1.7 million representing five loans at December 31, 2010.  If a restructured loan is on accrual status prior to being restructured, the restructured loan is reviewed, based on current information and events surrounding the loan and the borrower, to determine whether it should remain on accrual status. It is the policy of the Company to compute impairment on TDRs that are on non-accrual and charge the impairment off when identified against the loan loss allowance. Performing TDR loans are not considered impaired for this analysis purpose. The balance of accruing restructured loans was $3.2 million representing six loans at December 31, 2010.  On a quarterly basis, the Company individually reviews all TDR loans to determine whether each loan meets either of these criteria.

The Company will disclose our accounting policy with regard to restructured loans (classified TDRs) in future filings.

Note 4 – Loans and Allowance for Loan Losses, pages 64
7.	Please tell us and expand future filings to provide the disclosures by portfolio segment pursuant to ASC 310-10-50-11B.

The description of the Company’s accounting policies and methodology used to estimate the allowance for loan losses along with the factors that influence management’s judgment is included in the Company’s Form 10-K beginning on page 13, under “Provision and Allowance for Loan Losses, Loss Experience.”

The risk characteristics relevant to each loan category are included in the revised loan category descriptions included in the response to Comment number 1 above.

There have been no changes to the Company’s accounting policies or methodology for the Allowance for Loan Losses from the prior period.  The allowance for loan losses is increased by direct charges to operating expense through the provision for loan losses.  Losses on loans are charged against the allowance in the period in which management determines that the loss is confirmed and that the full amount of the loan receivable will not be collected.

The following table summarizes the allocation of the allowance for loan losses, by loan category, at December 31, 2010 (dollars in thousands).

		Residential	Commercial	Commercial	Consumer
	Commercial	Real Estate	Real Estate	Construction	and Other	Total
Allowance for loan losses:
Allowance for loan losses, beginning of period	$527	$1,136	$5,314	$15	$439	$7,431
Charge-offs	1,866	1,160	938	2,589	19	6,572
Recoveries	329	77	6	5	18	435
Net charge-offs	1,537	1,083	932	2,584	1	6,137
Provision	1,523	1,033	1,246	3,096	(273)	6,625
Allowance for loan losses, end of period	$513	$1,086	$5,628	$527	$165	$7,919

Specific Reserves:
Impaired Loans	$-	$186	$951	$-	$-	$1,137
General Reserve	513	900	4,677	527	165	6,782
Total	$513	$1,086	$5,628	$527	$165	$7,919

Loans individually
evaluated for impairment	$483	$3,916	$11,203	$-	$17	$15,619
Loans collectively
evaluated for impairment	27,879	102,843	181,148	6,152	7,072	325,094
Total gross loans	$28,362	$106,759	$192,351	$6,152	$7,089	$340,713

The following table summarizes the allocation of the allowance for loan losses, by loan category, at December 31, 2009 (dollars in thousands).

		Residential	Commercial	Commercial	Consumer
	Commercial	Real Estate	Real Estate	Construction	and Other	Total
Allowance for loan losses:
Allowance for loan losses, beginning of period	$744	$1,158	$6,494	$677	$144	$9,217
Charge-offs	459	2,066	854	3,514	96	6,989
Recoveries	36	166	18	19	6	245
Net charge-offs	423	1,900	836	3,495	90	6,744
Provision	206	1,878	(344)	2,833	385	4,958
Allowance for loan losses, end of period	$527	$1,136	$5,314	$15	$439	$7,431

		Residential	Commercial	Commercial	Consumer
	Commercial	Real Estate	Real Estate	Construction	and Other	Total

Specific Reserves:
Impaired Loans	$70	$-	$675	$-	$2	$747
General Reserve	457	1,136	4,639	15	437	6,684
Total	$527	$1,136	$5,314	$15	$439	$7,431

Loans individually
evaluated for impairment	$70	$0	$2,584	$-	$6	$2,660
Loans collectively
evaluated for impairment	29,170	107,942	210,228	14,458	9,116	370,914
Total gross loans	$29,240	$107,942	$212,812	$14,458	$9,122	$373,574

The Company made no purchases or sales of loans during the entire year of either 2010 or 2009.

The Company will include these disclosures required pursuant to ASC 310-10-50-11B in future filings.

8.
 Please expand the disclosure in future filings to provide your policy for recognizing interest income on impaired loans by class of financing receivable, including how cash receipts are recorded pursuant to ASC 310-10-50-15(b).  In this regard, we note the disclosure appearing on page 12 under the title of impaired loans.  In addition, tell us and expand future filings to disclose the information pursuant to ASC 310-10-50-15(c) by class of financing receivable.

When the ultimate collectibility of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal.  When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement.  Once the recorded principal balance has been reduced to zero, future cash receipts are recorded as recoveries on any amounts previously charged-off. Further cash receipts are applied to interest income, to the extent that any interest has been foregone.

The composition of and information relative to impaired loans, by loan category is a follows (dollars in thousands):

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
As of December 31, 2010
With no related allowance recorded:
Commercial	$483	$483	$-	$483	$-
Real Estate:
Residential real estate	3,008	2,661	-	2,683	-
Commercial real estate	5,635	6,158	-	8,887	-
Commercial construction	1,231	1,047	-	1,130	-
Consumer and other	17	25	-	26	-
	$10,374	$10,374	$-	$13,209	$-
With a related allowance recorded:
Commercial	$-	$-	$-	$-	$-
Real Estate:
Residential real estate	740	740	186	846	-
Commercial real estate	4,505	5,318	951	5,351	-
Commercial construction	-	-	-	-	-
Consumer and other	-	-	-	-	-
	$5 ,245	$6,058	$1,137	$6,197	$-
Total impaired loans:
Commercial	$483	$483	$-	$483	$-
Real Estate:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized

Residential real estate	3,745	3,401	186	3,529	-
Commercial real estate	10,140	11,476	951	14,238	-
Commercial construction	1,231	1,047	-	1,130	-
Consumer and other	17	25	-	26	-
	$15,619	$16,432	$1,137	$19,406	$-

The Company will include the disclosure required by ASC 310-10-50-15(b) and the composition of and information relative to impaired loans, by loan category pursuant to ASC 310-10-50-15 (c) in future filings.

9.
If you have impaired loans measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate please disclose in future filings the amount of interest income that represents the change in present value attributable to the passage of time or disclose that the amount is recognized as bad-debt expense pursuant to ASC 310-10-50-19.

Impaired loans are measured using the fair market value method for computing the impairments.  This method consists of using the recent appraised market value less costs to market the collateral.  The difference between the fair market value and a higher loan balance is charged against the allowance at the time it is recognized.  The Company currently does not have any loans on which impairment is measured based on the present value of expected future cash flows for SFAS 114 purposes due to nature of the bank loans’ collateral.  If in the future the Company uses this method of measurement for impaired loans, it will provide the required disclosures in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Management’s Discussion and Analysis, page 19
10.
Please tell us and expand future filings regarding the formal agreements with your financial regulators.  In particular, provide a summary of all provisions, current compliance with each provision, management’s view of the material impact on future operations of the actions and the potential consequences if there is a failure to comply with the Written Agreements.  Make conforming changes to your disclosure in the Regulatory Matters footnote.

On October 15, 2008, Bank of Anderson, N.A. entered into a Formal Agreement with its primary regulator, the Office of the Comptroller of the Currency (the “OCC”).  The Agreement was based on the findings of the OCC during their on-site examination of the Bank that commenced on April 28, 2008.  On August 16, 2010, The Peoples National Bank entered into a Formal Agreement with the OCC based on the findings of its on-site examination of the Bank that commenced on March 15, 2010.  These Formal Agreements (the “Agreements”) require the establishment of certain plans and programs within various time periods and seek to enhance the Banks’ existing practices and procedures in the areas of credit risk management, credit underwriting, liquidity, funds management and strategic and profitability planning.  Specifically, under the terms of the Agreements the Banks are required to (i) appoint Compliance Committees that are responsible for monitoring and coordinating the Banks’ adherence to the provisions of the Agreements, (ii) develop, implement, and thereafter ensure the Banks’ adherence to a written program to improve the Banks’ loan portfolio management, (iii) adopt, implement, and thereafter ensure adherence to written policies and procedures for maintaining an adequate Allowance for Loan and Lease Loss in accordance with generally accepted accounting principles, (iv) take immediate and continuing action to protect the Banks’ interests in assets criticized by the OCC or by internal or external loan review professionals, (v) develop, implement, and thereafter adhere to written programs to improve construction loan underwriting standards, (vi) adopt, implement, and thereafter ensure adherence to written asset diversification programs consistent with OCC Banking Circular 255, (vii) adopt, implement, and thereafter ensure adherence to written strategic plans covering a period of at least three years, (viii) develop, implement, and thereafter ensure adherence to a three-year capital plan, (ix) develop, implement, and thereafter ensure adherence to written profit plans to improve and sustain the earnings of the Banks, (x) ensure levels of liquidity are sufficient to sustain the Banks’ current operations and to withstand any anticipated or extraordinary demand against their funding bases, and (xi) obtain prior written determination of no supervisory objection from the OCC before accepting, renewing, or rolling over brokered deposits.  The Banks are required to submit reports quarterly on the progress made to comply with each article within the Agreements.

The Banks believe they have responded appropriately to substantially all of the requirements of the Agreements, including completing plans and programs within the time frames required by the Agreements.  The current results of those actions are reflected in the financial data and Management’s Discussion and Analysis in this report.  If the Banks do not satisfy and maintain adherence with each of the requirements set forth in the Agreements, the Banks will be deemed to be in non-compliance.  Failure to comply with the Agreements could result in the OCC’s taking additional enforcement actions against the Banks.  The Banks’ ability to meet some of the goals set forth in the Agreements depends in part upon their financial performance, the stabilization of local real estate markets, and improvement in economic conditions in general.

Peoples Bancorporation, Inc. is a registered bank holding company that owns and controls The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank.   Accordingly, the Company is expected to fully utilize its financial and managerial resources to serve as a source of strength to the Banks and to take steps necessary to ensure the Banks comply with any supervisory actions taken by the Banks’ federal regulator, the OCC.

The Company disclosed the requested information in its June 30, 2011 Form 10-Q and will include this information, updated as necessary, in future filings.

11.
Tell us about, and revise your disclosure in future filings to describe, all material actions taken or to be taken by Peoples Bancorporation, or its subsidiary banks, to address the requirements of any agreements with your regulators.  For confidential or informal agreements, do not disclose the terms of those agreements; instead discuss the actions and effects of the actions taken or to be taken.  Revise future filings to discuss management’s view of the impact of the actions upon your financial condition and results of operations in the present and future periods.

The Banks believe they have responded appropriately to substantially all of the requirements of the Agreements, including completing plans and programs within the time frames required by the Agreements.  The current results of those actions are reflected in the financial data and Management’s Discussion and Analysis in this report.  If the Banks do not satisfy and maintain adherence with each of the requirements set forth in the Agreements, the Banks will be deemed to be in non-compliance.  Failure to comply with the Agreements could result in the OCC’s taking additional enforcement actions against the Banks.  The Banks’ ability to meet some of the goals set forth in the Agreements depends in part upon their financial performance, the stabilization of local real estate markets, and improvement in economic conditions in general.

The Company disclosed the requested information in its June 30, 2011 Form 10-Q and will include this information, updated as necessary, in future filings.

General
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you have further questions concerning this matter.

Sincerely,

/s/ Robert E. Dye, Jr.
Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer